OPNET Technologies, Inc.

ANNUAL REPORT

2002

Intelligent

Network

Management

OPNET®
Optimum Network Performance



OPNET Technologies, Inc.

Intelligent Network Management

Corporate Profile



What we do

OPNET Technologies is the pioneer and leading provider of Intelligent Network Management software. OPNET software embeds expert knowledge about how network devices, network protocols, applications, and servers operate. This intelligence enables users in network operations, engineering, planning, and application development to be far more effective in optimizing performance and availability of their networks and applications. OPNET products deliver a rapid ROI to a broad customer base, including corporate enterprises, government and defense agencies, network service providers, and network equipment manufacturers.

Why we are unique

Traditional network management products play an important role in managing and reporting on performance and availability. However, they lack sufficient knowledge about how network devices, applications, and traffic behave together, and are therefore limited in their ability to: 1) diagnose existing or impending problems; 2) avoid future problems by predicting the impact of change; and 3) reduce infrastructure and operational costs. OPNET's Intelligent Network Management software is used daily in engineering, operations, and planning to address these requirements.

Intelligent Network Management is a paradigm shift from the past. Founded in 1986, OPNET benefits from extensive intellectual property and expertise that results in value for our customers worldwide as well as significant competitive advantages. This has enabled OPNET to continue growing in one of the most challenging economic environments in recent times.

Why this is important

Communications networks and networked applications now play a crucial role for virtually all large and medium-sized organizations. These networks and applications have not only proliferated, but grown in size and complexity, confronting the people who manage these technologies with significantly greater challenges in accomplishing their mission, which includes: ensuring performance levels, guaranteeing high availability, troubleshooting problems, preventing problems, deploying new applications, deploying new network devices and servers, handling traffic growth, relocating assets and users, all of which must be done cost-effectively. These tasks are difficult because they require processing vast amounts of information, applying expert knowledge, and obtaining results under severe time pressure, usually in organizations that are understaffed. Professionals who do this work require advanced software solutions that can provide as much automation as possible, allowing them to make the best decisions in a timely manner. Such intelligent software solutions directly tackle issues faced by network and IT professionals, accelerating them in their mission, which in turn accelerates the progress of the entire organization.

Our software is used in planning, engineering, and operations for:

Pinpointing the root cause of application performance problems

Validating new applications before deployment

Detecting operational configuration problems that degrade performance

Testing the effects of operational changes before implementing them

Maximizing the useful capacity of existing network infrastructures

Preparing for network failures

Accelerating the delivery of new network technologies



OPNET Market Opportunities

Partial list of OPNET customers

Enterprises

Enterprise IT organizations rely on OPNET solutions for critical operational and planning functions, enabling them to identify the root-causes of network and application problems, to find the most effective solutions, and to prevent future problems.

A.G. Edwards
ChevronTexaco
Enterprise Rent-A-Car
FleetBoston Financial
Mary Kay
Radio Shack
State Street Bank
Visa International

Government and Defense

Government agencies rely on OPNET technology for application troubleshooting, modeling, and simulation of new technologies, performance analysis and optimization, and capacity planning.

Department of Defense
Department of State
Department of Veterans Affairs
Federal Aviation Administration
Federal Bureau of Investigation
Internal Revenue Service
NASA
NATO

Service Providers

Service providers rely on OPNET software to optimize the use of existing network resources, maintain service levels, plan new strategic offerings, and manage operational risks associated with growth, consolidation, and outages.

AT&T
BellSouth
British Telecom
Cable & Wireless
Deutsche Telekom
NTT DoCoMo
Omnitel
Telstra

Network Manufacturers

Network equipment manufacturers rely on OPNET solutions to boost R&D productivity, improve product quality, provide value-added services, and accelerate time-to-market for traditional, wireless, and optical technologies.

Boeing
Cisco Systems
Ericsson
IBM
Lockheed Martin
Motorola
NEC
Samsung

Corporate Highlights

Continued Growth and Profitability in a Challenging Environment

In one of the most challenging economic periods in the history of the high-tech industry, we achieved 36% top-line growth year-over-year. Revenues increased to $45 million in FY 2002, compared to $33 million in FY 2001. We remained profitable throughout the year, generating 22 cents in diluted earnings per share, or $4.5 million — a 37% increase over last year.

Expanded our International Presence

We continued to grow our international base of operations in FY2002 by adding staff and infrastructure outside the United States. We now operate from overseas offices in the United Kingdom, France, Belgium, and Australia with sales and technical staff. In December 2001, our Japanese distributor E3 Networks, a Mitsui Company, completed our largest international technology conference, OPNETWORK2001 Tokyo.

Finalized our Acquisition of WDM NetDesign

In January we completed our acquisition of WDM NetDesign, B.V.B.A., a company formed by OPNET and Comsof, a Belgian software company with world-class expertise in optical network design. The transaction has significantly enhanced our ability to penetrate the optical network planning market for service providers and equipment manufacturers.

More than Doubled our Sales in the Enterprise IT Market

We successfully penetrated the enterprise IT market with greatly enhanced software for troubleshooting application performance and network configuration problems, and for capacity planning. Our enterprise customers make better use of limited budgets and resources by automating complex tasks with our software, leading to cost avoidance and increased productivity.



Financial Highlights

Achieved Solid Financial Results and Maintained a Strong Balance Sheet

- Increased revenues by 36% to $44.8 million
- Generated approximately 23% of total revenues from international business
- Increased software license revenue by 43% to $27 million or 60% of total revenues
- Achieved gross margins of 85.9%, compared to 84.4% for fiscal 2001
- Invested 28% of our total revenues in research and development
- Expanded operating margins by 86%
- Increased diluted earnings per share by over 37% to 22 cents per share
- Generated $4.4 million in operating cash flow compared to net income of $4.5 million
- Improved working capital by $5.6 million to $62.1 million
- Increased deferred revenues by 6.7% to $8.5 million

Revenue (in millions of dollars)

Year	Revenue
2000	19.2
2001	32.9
2002	44.8

Pioneered New Technology

As this report goes to press, we are set to unveil our new VNE (Virtual Network Environment) Server. This on-line, continuously–operating software product maintains a valid, comprehensive database representing the network — encompassing topology, configuration, and performance data. VNE Server will provide a valuable source of information for our enterprise and service provider solutions.

Introduced New Software

This year we released enhanced solutions for the mainstream enterprise IT market, including breakthrough new technology for capturing and troubleshooting enterprise applications, and for planning server systems. We also introduced a revolutionary new product, SP Guru, for planning and operating service provider networks, WDM Guru for optical network planning, and a new product extension for planning third generation wireless systems.

Expanded our Network of Alliances and Partnerships

We signed an OEM agreement with Sniffer Technologies; developed interfaces to performance management and measurement tools from Cisco, Juniper, Netscout, Concord, and NetTest; joined Juniper Networks' IP OSS Alliance (IOA); joined the Micromuse Alliance Program; and joined the Oracle Partner Network. Several customers announced relationships with OPNET, including HP for storage technology services and General Dynamics for analysis of military communication networks.

Expanded Sales into Government Markets

In FY2002, OPNET announced the availability of its products under the U.S. General Services Administration (GSA) schedules program. This development greatly facilitates the acquisition of our products and services by government agencies. In February 2002, we announced a multi-million dollar contract with the U.S. Department of Defense for analyzing military communications.

Earned Industry Acclaim

OPNET earned the prestigious "Company To Watch 2002" distinction from Network Computing Magazine, and was the only company named in the "Performance and Capacity Planning" sector. OPNET's IT Guru product also won the "IT Product of the Year" Award from the Technology Council of Maryland, for its best-in-class capabilities and compelling ROI for corporate enterprises.



Network Computing
COMPANY TO WATCH 2002



Diluted Earnings Per Share (in dollars)

- 2000: .04
- 2001: .16
- 2002: .22



Operating Income (in millions of dollars)

- 2000: 0.3
- 2001: 1.7
- 2002: 4.1



Working Capital (in millions of dollars)

- 2000: 7.1
- 2001: 56.5
- 2002: 62.1

Letter
to Shareholders



Alain J. Cohen

Marc A. Cohen

FY 2002 was another strong year for OPNET Technologies. We grew both revenue and profitability to achieve record-setting results in a highly challenging economic environment. We accomplished this by leveraging our diverse customer base. We also completed our second acquisition, continued to invest internationally, and introduced new products and technology. In this Annual Report, we'd like to share our vision for Intelligent Network Management, our results and accomplishments, and our road map for continuing to achieve success.

The OPNET Vision
INTELLIGENT NETWORK MANAGEMENT

OPNET Technologies is the pioneer and leading provider of Intelligent Network Management software. OPNET software embeds expert knowledge on how network devices, network protocols, applications and servers operate. This intelligence enables our users who work in network operations, engineering, planning, and application development to be far more effective in rapidly troubleshooting and optimizing the performance and availability of their networks and applications.

To date, traditional network management systems have primarily played a reporting role. These systems typically collect, store and analyze data about the past and present state of the network, including traffic, status and performance of network devices and links, and availability of network services and applications. In contrast, OPNET Intelligent Network Management software focuses on the actions that need to be taken, including: solving daily performance problems faster, identifying and preventing problems before they impact end users, and minimizing costs.

2002 Results

We closed FY 2002 with 36% top line growth, generating $45 million dollars, compared to $33 million dollars in the prior year. On the bottom line excluding amortization of acquired technology, we generated 24 cents in pro forma diluted earnings per share, or $4.8 million dollars, a dollar increase of 43% relative to the prior year. While corporate enterprises and government agencies continued to spend cautiously, most service providers stopped all spending other than for essential maintenance. Equipment manufacturers' R&D spending came to a virtual halt. OPNET continued to grow in this environment because: 1) our products deliver significant ROI; and 2) we focused resources on the part of our customer base that was least affected by the economic downturn, achieving over 100% year-over-year growth within the combined corporate enterprise and government sector. In another tough year for the networking industry, we are proud that our team was able to increase year-over-year revenue and profits while maintaining a strong balance sheet.

Accomplishments

In FY 2002, we continued to build infrastructure, developed new products and technology, expanded our network of alliances, and earned industry recognition. We hired staff in R&D to further grow our technology leadership, and in sales and marketing to extend our customer reach. We invested internationally and opened or expanded direct sales offices in Australia, Canada, France, and the United Kingdom. We also completed the acquisition of WDM NetDesign, B.V.B.A., in Belgium, to increase our expertise in optical network design. On the product front, first and foremost, we significantly enhanced our offerings for enterprise IT professionals. We released SP Guru and WDM Guru products to address the planning and operational requirements of service providers and equipment manufacturers. We also introduced new technology for planning next-generation wireless networks. Our annual technology conference,

OPNETWORK, attracted approximately 1,000 users from around the world in 2001, and is the largest event of its kind. We also received awards for excellence from Network Computing Magazine and the Technology Council of Maryland.

Looking Forward

In this next fiscal year, we will continue to follow our five point strategic plan for achieving success:

Leveraging our existing customer base – We consistently generate over 60% of our business from existing customers. Within a customer organization, we have opportunities to sell vertically by providing additional licenses to existing clients, and horizontally by selling to new clients in different divisions (e.g., operations, engineering, and planning).

Developing new products and technology – We maintain our industry leadership by investing 28% of our revenue in R&D. In this last fiscal year we released two new products as well as significant enhancements to existing products. Our next new product is VNE Server (June 2002). VNE Server provides an on-line, continuously valid, integrated view of enterprise and service provider networks. VNE Server is the first commercially available product for managing network traffic, topology, and configuration data in one integrated environment, and will be used as a data source for our IT Guru and SP Guru products.

Scaling our marketing and direct sales force – In the last year we increased the number of direct sales teams from 38 to 48 and scaled marketing activities to build awareness. We plan to continue growing in these areas to expand our customer reach and to increase license revenue.

Expanding international business – Less than 25% of our revenue comes from international sales. We plan to grow our international business by building our direct sales infrastructure and developing relationships with additional partners.

Increasing our competitive lead – We have been developing and acquiring significant intellectual property that further extends our competitive advantage in Intelligent Network Management. We plan to continue pioneering software in the areas of application performance analysis, traffic engineering, network simulation, wireless and optical networking, and automated network design.

Intelligent Network Management represents a paradigm shift from the past. We are excited about the opportunity in front of us – to deliver value and return on investment to many thousands of customers worldwide. We also believe that OPNET – because of its significant intellectual property – is uniquely positioned to capitalize on this large market opportunity.

Marc A. Cohen
Chairman
and Chief Executive Officer

Alain J. Cohen
President
and Chief Technology Officer



MARKET OPPORTUNITY

"OPNET products paid for themselves in just a few months. OPNET's troubleshooting technology enabled us to avoid unnecessary costs and to focus our limited resources more effectively."

Nick Dauphinais
Manager, Network Performance & Capacity Planning
FleetBoston Financial

Partial list of OPNET's Enterprise customers

Abbott Labs
ABN AMRO
Accenture
A.G. Edwards
Ashland Inc.
ATOFINA Petrochemicals
Becton, Dickinson and Company
Booz Allen Hamilton
CACI Federal
Cal Fed
Capital One
Charles Schwab
ChevronTexaco
Chrysler
Citicorp
Compaq Global Services
Cummins Engine
CVS
Daimler Chrysler
Dell Computers
DHL
DirecTV
Entergy
Enterprise Rent-a-Car
Ernst & Young
Federal Reserve Bank
Fidelity Investments
Financial First Citizen
First American
First Union National Bank
FleetBoston Financial
General Motors
IBM Global Services
Ingram Micro
Kemper Insurance
Marathon Oil
Mary Kay
National Semiconductor
NCR
Newport News Shipbuilding
Oracle
Petro-Canada
Pier 1 Imports
Prudential
Radio Shack
R.R. Donnelley
SAP
Schlumberger
Seagate Technology
Sears
Spiegel
State Street Bank
Tokyo Gas
TXU
Visa International
VSP

Intelligent Network Management for

Enterprises

Enterprise IT organizations rely on OPNET solutions for critical operational and planning functions, enabling them to identify the root-causes of network and application problems, to find the most effective solutions, and to prevent future problems.

OPNET IT Guru embeds expert intelligence about how networked applications, routers, and servers operate, enabling enterprises to isolate the source of current problems and also to predict the impact of changes before time and money are spent on implementation, or mistakes are made.


ITGuru
OPNET

IT Guru incorporates a suite of advanced technologies that include application capture, advanced visualization, automated diagnostics for end-to-end application performance problems, network configuration troubleshooting, and predictive simulation.


VNEServer
OPNET

After diagnosing problems, IT Guru predicts the performance benefits of specific changes to enterprise network, application, and server configurations under a wide range of scenarios.

OPNET VNE Server provides an on-line, continuously valid, unified view of a network, intelligently merging information obtained from many disparate sources and automatically resolving conflicts. VNE Server complements IT Guru by providing accurate, always-ready network data for problem resolution, problem prevention, and network planning.

Enterprises use OPNET software to answer critical questions, including:

- Are current application performance complaints due to network, server, or application design problems? Where should changes be made?
- Would investing in more bandwidth or a faster database server fix my current end-to-end problem? If so, how much more speed should I buy?
- Is it possible to avoid infrastructure upgrades by more effectively tuning network routing or client/server protocols?
- Are mission-critical infrastructures resilient to network outages and disasters?
- Which changes to application code or QoS policies would most improve end-to-end performance over the wide area network?
- How will new application deployments affect network performance? How should end-user expectations be set?
- Are servers located and configured optimally to maximize application performance?



"Our team must be confident that the FAA network is optimized, so we can concentrate our energies on our most important mission —maintaining passengers' flying safety. OPNET provides us with assurance in this area."

Clint Turnipseed
Program Manager
Federal Aviation Administration (FAA)

"Northrop Grumman effectively employed OPNET Modeler for the analysis of large-scale networks used in government enterprise architectures. Using Modeler, we provided the U.S.Department of State a solution to perform rapid capacity planning for thousands of circuits worldwide. For the National Weather Service (NWS), we are currently using OPNET Modeler and ACE to examine potential impacts upon their wide area network by the planned introduction of new Doppler weather radars nationwide."

Bruce Brown
Director, Architecture Development
Northrop Grumman

Intelligent Network Management for

Government & Defense

Government agencies and defense agencies rely on OPNET technology for application troubleshooting, modeling and simulation of new technologies, performance analysis and optimization, and capacity planning. OPNET also delivers specialized services to support projects that require customized Intelligent Network Management technology.

OPNET Modeler provides government agencies, contractors, and R&D groups with an end-to-end modeling and simulation capability for networking technologies including broadband, mobile, and wireless.


Modeler
OPNET

OPNET Modeler solutions leverage the most advanced commercially available network simulation and analysis technologies including serial and parallel discrete event simulation, co-simulation, hybrid simulation, flow analysis, and rules-based analysis. OPNET Modeler is bundled with the world's most comprehensive and detailed library of networking technology models.


ITGuru
OPNET

OPNET IT Guru enables federal, state, and local governments to troubleshoot end-to-end application performance problems, predict the impact of changes, and successfully plan, implement, and manage enterprise architectures. IT Guru incorporates a variety of advanced technologies that include application capture, advanced visualization, automated diagnostics for end-to-end application performance problems, network configuration troubleshooting, and predictive simulation.


Netbiz
OPNET

OPNET Netbiz and the **OPNET Development Kit (ODK)** enable government contractors to build custom applications for automating network design, planning, and provisioning.


Development Kit
OPNET

Government agencies and defense contractors use OPNET software to answer critical questions, including:

- Which specific enterprise architecture changes will most improve end-to-end response time problems?
- How can IT investments be selected and managed for Clinger-Cohen compliance?*
- Are mission-critical infrastructures resilient to network outages and disasters?
- What are the most effective approaches for network contingency planning and information assurance?
- How should wireless network protocols be designed to optimally support the warfighter?
- Will communications infrastructure be sufficient for specific battlefield scenarios?

Partial list of OPNET's Government & Defense customers

- Bureau of Alcohol Tobacco & Firearms
- Department of Agriculture
- Department of Commerce
- Department of Defense
- Department of State
- Department of Veterans Affairs
- Diplomatic Telecom Service Prog. Office
- DISA
- Environmental Protection Agency
- Federal Aviation Administration
- Federal Bureau of Investigation
- Federal Railroad Administration
- Idaho National Eng. & Environmental Lab
- Internal Revenue Service
- Jet Propulsion Laboratory
- Joint Staff (J6)
- Lawrence Livermore National Laboratory
- NASA
- National Communication System
- National Ground Intelligence Center
- National Guard
- National Imagery Mapping Agency
- National Simulation Center
- NATO
- Oak Ridge National Labs
- Sandia National Labs
- SPAWAR
- Tennessee Valley Authority
- Tri-Service Info. Mgmt Prog. Office
- US Agency for International Development
- US Air Force
- US Army
- US Coast Guard
- US Marine Corps
- US Navy
- US Senate

* As a result of the Clinger-Cohen Act, established in 1996, U.S. government agencies have adopted guidelines for using modeling and simulation technology for IT selection, acquisition, and change management.



"Past projects did not take into consideration the effect of new web traffic or new applications. In practice, we would not have time to do this type of advanced analysis manually. OPNET's software enables us to avoid unnecessary costs and improve application performance."

Jun-Min Liu
District Manager, Business Solutions
AT&T

Partial list of OPNET's Service Provider customers

- Allegiance Telecom
- AT&T
- AT&T Wireless
- Belgacom
- BellSouth
- British Telecom
- Cable & Wireless
- Chunghwa Telecom
- Compuserve
- Deutsche Telekom
- Dolphin Telecom
- France Telecom
- Hungarian Telecom
- H3G
- ITALTEL
- Indonesia Telecom
- Korea Telecom
- Nextel
- NTT DoCoMo
- Omnitel
- Orange PCS
- Polish Telecom
- PT Comunicacoes
- SBC
- SK Telecom
- Sprint
- Swisscom
- Telekom Austria
- Telecom Italia
- Telecom Italia Mobile
- Telefonica
- Telenor
- TELUS
- Telstra
- T-Mobile
- UUNET
- Verizon
- Vodafone

Intelligent Network Management for

Service Providers

Service providers rely on OPNET software to optimize the use of existing network resources, maintain service levels, plan new strategic offerings, and manage operational risks associated with growth, consolidation, and outages.


SPGuru
OPNET

OPNET SP Guru embeds expert intelligence about how networked applications, routers, and servers operate, enabling service providers to automate complex tasks required for successful operations. SP Guru enhances the productivity of operations and planning staff by providing a virtual environment for troubleshooting, change validation, planning, and design. With SP Guru, operators spend less to maintain competitive service levels.


WDMGuru
OPNET

OPNET WDM Guru is an optical network planning solution for designing resilient, cost-efficient optical networks. WDM Guru facilitates evolution to intelligent optical systems, enabling new services and reducing operating costs. With detailed network cost and configuration information, WDM Guru empowers the service provider to make informed business decisions about network investments.


VNEServer
OPNET

OPNET VNE Server provides an on-line, continuously valid, unified view of a network, intelligently merging information obtained from many disparate sources and automatically resolving conflicts. VNE Server complements SP Guru by providing accurate, always-ready network data for advanced problem resolution, problem prevention, and network planning.


CapexOptimizer
OPNET

OPNET CAPEX Optimizer integrates detailed business data with automated network and service planning, creating a single workflow from service planning to network engineering. CAPEX Optimizer enables service providers to automatically design networks that are optimized to meet selected financial objectives, minimizing capital expenditures and optimizing return on network assets.

Service Providers use OPNET products to answer critical questions, including:

- Have any configuration errors been introduced by ongoing network operations?
- Are network resources being utilized effectively? Is usage well balanced across the network?
- How much longer can the existing infrastructure handle subscriber growth?
- Are mission-critical infrastructures resilient to network outages and disasters?
- Which customers would be affected by the loss of particular network elements?
- Is there excess capacity that could be eliminated to reduce expenses without impacting service levels?
- How do alternative strategies for new technology deployments compare? How will new technologies affect service levels?



"At Ericsson Research in Canada, OPNET software is most useful for accelerating our proof-of-concept projects. We regularly reduce time for completing these projects by 30% of what they would take otherwise, and we are also more confident in our results because of the structure OPNET Modeler introduces."

"Most recently OPNET Modeler validated that our product designs implement required QoS mechanisms in the wireless network, to provide differentiated data services... and we believe we can do these projects faster and better than the competition."

Yves Lemieux
Senior Research Engineer
Ericsson Communications, Inc.

Partial list of OPNET's Network Equipment Manufacturer customers

- 3Com Corporation
- Advanced Micro Devices
- Alcatel
- Avaya
- Boeing
- CableLabs
- Cingular Wireless
- Cisco Systems
- Ericsson
- Fujitsu
- Harris
- Hewlett Packard
- Honeywell
- Hughes
- IBM
- Intel
- ITT
- Lockheed Martin
- Lucent Technologies
- Marconi
- Matsushita
- Microsoft
- Motorola
- NEC
- Nokia
- Northrop Grumman
- Nortel
- Onex
- Philips
- Qualcomm
- Raytheon
- Samsung
- Sharp
- Siemens
- Sony
- Sun Microsystems
- Telcordia
- Tellabs
- Tellium
- Terawave
- Texas Instruments
- Thomson Multimedia
- Toshiba
- TRW

Accelerating Network R&D for Network Equipment

Manufacturers

Network Equipment Manufacturers rely on OPNET software to boost R&D productivity, improve product quality, provide value-added services, and accelerate time-to-market for traditional, wireless, and optical technologies.


Modeler
OPNET

OPNET Modeler provides network equipment manufacturers with a modeling and simulation environment for designing communication protocols and network equipment. Using OPNET Modeler, network technology designers gain a better understanding of design tradeoffs earlier in the product development process, reducing the need for time-intensive and expensive hardware prototyping.


Netbiz
OPNET

OPNET Netbiz applications are custom solutions developed with the OPNET Development Kit (ODK). Netbiz applications provide network equipment manufacturers with a platform for automating network design, analysis, provisioning, and proposal generation. OPNET Netbiz can incorporate customers' proprietary algorithms and business policies to generate and optimize network configurations and designs.


Development
Kit
OPNET

OPNET WDM Guru is an optical network planning solution for designing resilient, cost-efficient optical networks. WDM Guru facilitates evolution to intelligent optical systems, enabling new services and reducing operating costs. With detailed network cost and configuration information, WDM Guru empowers optical network equipment manufacturers to propose and implement more competitive, cost-effective solutions.


WDMGuru
OPTIMIZING OPTICAL NETWORKS
OPNET

Network Equipment Manufacturers use OPNET software to answer critical questions, including:

- Which wireless access scheme will yield optimal system performance?
- How should device memory be sized to minimize cost while meeting throughput specifications?
- Will a proposed packet scheduling algorithm meet target service levels given anticipated traffic scenarios?
- How can admission control procedures be enhanced to optimize use of network resources?
- Which equipment configuration should a client purchase given existing inventory, financial budget, and service objectives?
- Which protection strategy will yield the right trade-off between network resiliency and cost?

OPNET'S ANNUAL TECHNOLOGY CONFERENCE







OPNETWORK2001



OPNETWORK is the world's largest annual conference on Intelligent Network Management — offering a dynamic range of interactive lectures, labs, panels, and customer presentations led by OPNET experts. Each year OPNETWORK features the latest in Intelligent Network Management technology for enterprises, government and defense agencies, service providers, and network equipment manufacturers.

OPNETWORK 2001 was held August 27-31, 2001 in Washington, D.C. The conference included over 450 hours of sessions and attracted over 1,000 attendees from more than thirty countries.





OPNET TECHNOLOGIES, INC. FINANCIAL STATEMENTS



Financial Contents



SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' included elsewhere in this Annual Report. The statement of operations data for the years ended March 31, 2002, 2001, and 2000 (referred to as "fiscal 2002", "fiscal 2001", and "fiscal 2000", respectively), and the balance sheet data as of March 31, 2002 and 2001, are derived from, and are qualified by reference to, our audited consolidated financial statements included in this Annual Report. The balance sheet data as of March 31, 2000, 1999 and 1998, and the statement of operations data for the years ended March 31, 1999 and 1998 are derived from our audited consolidated financial statements that are not included in this Annual Report. Historical results are not necessarily indicative of results that may be expected for any future period.

	Year Ended March 31,				
STATEMENT OF OPERATIONS DATA:	2002	2001	2000	1999	1998
			(in thousands, except per share data)		
REVENUES:					
Software licenses	$ 27,003	$ 18,939	$ 10,577	$ 6,715	$ 7,875
Services	17,753	14,005	8,658	5,288	4,054
Total revenues	44,756	32,944	19,235	12,003	11,929
COST OF REVENUES:					
Software licenses	459	395	728	133	435
Services	5,863	4,750	2,875	1,249	980
Total cost of revenues	6,322	5,145	3,603	1,382	1,415
Gross profit	38,434	27,799	15,632	10,621	10,514
OPERATING EXPENSES:					
Research and development	12,339	8,263	5,696	4,850	3,190
Sales and marketing	16,866	13,745	7,510	4,056	3,398
General and administrative	4,655	3,362	2,093	1,984	1,336
Amortization of acquired intangibles	434	—	—	—	—
Purchased in-process research and development	—	770	—	—	—
Total operating expenses	34,294	26,140	15,299	10,890	7,924
Income (loss) from operations	4,140	1,659	333	(269)	2,590
Interest and other income, net	1,740	2,788	414	376	319
Income before provision for income taxes	5,880	4,447	747	107	2,909
Provision (benefit) for income taxes (1)	1,380	1,567	172	(100)	1,134
Net income	$ 4,500	$ 2,880	$ 575	$ 207	$ 1,775
Basic net income applicable per common share	$ .24	$ .18	$ .04	$ .02	$ .15
Diluted net income per common share	$ .22	$ .16	$ .04	$ .02	$ .14
Weighted average shares outstanding (basic)	18,953	16,440	12,912	12,831	12,237
Weighted average shares outstanding (diluted)	20,014	17,977	14,367	13,626	12,897
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 62,240	$ 62,623	$ 8,765	$ 6,414	$ 7,227
Total assets	95,156	92,180	16,828	13,205	11,833
Long-term debt	150	—	—	—	—
Redeemable convertible preferred stock	—	—	6,948	6,934	6,920
Total stockholders' equity	82,995	76,454	3,468	2,737	2,480

(1)The provision for income taxes for the year ended March 31, 2002 includes non-recurring tax credits
for incremental research and development expenditures totaling $372, or $.02 per common share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under ''Certain Factors That May Affect Future Results'' and elsewhere in this Annual Report.

OVERVIEW

Revenues. We generate revenues principally from licensing our intelligent network management software products and providing related services, including maintenance and technical support, consulting and training. Our software license revenues consist of perpetual and term license sales of our software products.

Our service revenues consist of fees from maintenance and technical support agreements, consulting services and training. The maintenance agreements covering our products provide for technical support and periodic unspecified product upgrades. In July 2001, we changed our business practice to allow our customers to separately purchase periodic unspecified product upgrades without purchasing technical support. Revenue related to periodic unspecified product upgrades is now included in license revenue. Revenue related to technical support is included in service revenue. License revenue from unspecified product upgrades was approximately $1.9 million in fiscal 2002. We offer consulting services, generally under fixed-price agreements, primarily to provide product customization and enhancements. We provide classroom and on-site training to our customers on a daily fee basis.

Revenues from sales outside of the United States represented 22.6%, 22.4%, and 25.0% of our total revenues in fiscal 2002, 2001, and 2000, respectively. In fiscal 2002, sales outside the United States were primarily made through our Paris, France and Oxen, United Kingdom offices as well as third-party distributors and value-added resellers, who are generally responsible for providing technical support and service to customers within their territory. We expect revenues from sales outside the United States to continue to account for a significant portion of our total revenues in the future. We believe that continued growth and profitability will require further expansion of our sales, marketing and customer service functions in international markets. We expect to commit additional time and development resources to customizing our products and services for selected international markets.

Cadence Royalty Agreement. In March 1999, we entered into a two-year non-renewable agreement with Cadence Design Systems ("Cadence"), that required us to make an aggregate payment of $1.0 million to Cadence and to pay a 50% royalty on specified sales of OPNET Modeler products sold to the portion of Cadence's customer base that used an existing Cadence product. This agreement expired in March 2001. For fiscal 2001 and 2000, Cadence royalties were $273,000 and $595,000, respectively. We amortized the $1.0 million payment over the two-year marketing support period as part of sales and marketing expenses, and charged the royalty payments to cost of software license revenues as the related revenue was recognized.

NetMaker Acquisition. In March 2001, we acquired the NetMaker division of Make Systems, Inc. ("NetMaker") for consideration of $5.0 million and 650,000 shares of our common stock. NetMaker offered a sophisticated suite of products that address the operational and engineering needs of traditional and next-generation network service providers. The acquisition contributed key components that enabled us to broaden our product suite for the service provider market. The acquisition was accounted for using the purchase method. See Note 2 to our consolidated financial statements for additional information related to our acquisition of NetMaker.

WDM NetDesign Acquisition. In July 2001, we acquired a 20% interest in WDM NetDesign B.V.B.A. ("WDM NetDesign") for consideration of $399,000 and purchased an option for consideration of $1,000 to acquire all remaining shares of WDM NetDesign. Through this acquisition, we collaborated on the development of optical network planning products with Comsof N.V., the owner of WDM NetDesign. In December 2001, we exercised our option to purchase the remaining shares of WDM NetDesign for approximately $1.3 million. In January 2002, we purchased these shares by paying Comsof N.V. $925,000 and issuing them 25,000 shares of our common stock. As a result of this acquisition, we now own WDM NetDesign's core technology in optical networking design and engineering depth and expertise. See Note 2 to our consolidated financial statements for additional information related to our acquisition of WDM NetDesign.

RESULTS OF OPERATIONS

The following table sets forth items from our statements of operations expressed as a percentage of total revenues for the periods indicated:

	Year Ended March 31,		
REVENUES:	**2002**	**2001**	**2000**
Software licenses	**60.3 %**	57.5 %	55.0 %
Services	**39.7**	42.5	45.0
Total revenues	**100.0**	100.0	100.0
COST OF REVENUES:			
Software licenses	**1.0**	1.2	3.8
Services	**13.1**	14.4	14.9
Total cost of revenues	**14.1**	15.6	18.7
Gross profit	**85.9**	84.4	81.3
OPERATING EXPENSES:			
Research and development	**27.5**	25.1	29.6
Sales and marketing	**37.7**	41.7	39.1
General and administrative	**10.4**	10.2	10.9
Amortization of acquired intangibles	**1.0**	—	—
Purchased research and development	**—**	2.4	—
Total operating expenses	**76.6**	79.4	79.6
Income from operations	**9.3**	5.0	1.7
Interest and other income, net	**3.9**	8.5	2.2
Income before provision for income taxes	**13.2**	13.5	3.9
Provision for income taxes	**3.1**	4.8	0.9
Net income	**10.1 %**	8.7 %	3.0 %

The following table sets forth, for each component of revenues, the cost of these revenues as a percentage of the related revenues for the periods indicated:

	Year Ended March 31,		
	2002	**2001**	**2000**
Cost of software license revenues	**1.7 %**	2.1 %	6.9 %
Cost of service revenues	**33.0**	33.9	33.2

REVENUES

Software License Revenues. Software license revenues were $27.0 million, $18.9 million and $10.6 million in fiscal 2002, 2001 and 2000, respectively, representing increases of 42.6% in fiscal 2002 from fiscal 2001 and 79.1% in fiscal 2001 from fiscal 2000. This growth is primarily due to increased overall demand for our products, revenue contribution from new products, increased penetration of international markets, expansion of marketing and direct sales force, and increased average transaction size. Approximately $1.9 million of the increase in fiscal 2002 was due to the change in business practice in July 2001 to allow customers to separately purchase unspecified product upgrades without purchasing technical support. For fiscal 2002, a substantial growth in sales to enterprises of *OPNET IT Guru, the Application Characterization Environment ("ACE") module*, and new modules, such as *ACE Decode Module,*

NetDoctor and *Flow Analysis*, combined with sales to service providers of two products launched in fiscal 2002, *OPNET SP Guru* and *OPNET WDM Guru*, offset a significant decline in sales to network equipment manufacturers of *OPNET Modeler*. The increase in demand for our products during fiscal 2001 was primarily for *OPNET Modeler, OPNET Netbiz, OPNET IT Guru* and *ACE*. We may experience a slower rate of growth in overall software license revenues in the near-term due to potentially lower spending levels by enterprise IT organizations, service providers and network equipment manufacturers as a result of a challenging economy.

Service Revenues. Service revenues were $17.8 million, $14.0 million and $8.7 million in fiscal 2002, 2001 and 2000, respectively, representing increases of 26.8% in fiscal 2002 from fiscal 2001 and 61.8% in fiscal 2001 from fiscal 2000. The increases in service revenues are primarily due to growing demand for our consulting services, increased renewals for maintenance contracts by our installed base of customers, and additional technical support contracts related to new license sales. For fiscal 2002, these increases were partially offset by our change in business practices in July 2001 to allow customers to purchase unspecified periodic product upgrades (license revenue) and technical support (service revenue) separately. Engagements with U.S. government agencies and customization of our *OPNET Netbiz* product contributed to the growing demand for our consulting services in fiscal 2002 and 2001, respectively. We expect that service revenues will continue to increase in absolute dollars as long as our customer base continues to grow and we maintain several large consulting contracts with U.S. government agencies.

COST OF REVENUES

Cost of software license revenues consists primarily of royalties, media, manuals, and distribution costs. Cost of service revenues consists primarily of personnel-related costs in providing maintenance and technical support, consulting and training to customers. Gross margin on software license revenues is substantially higher than gross margin on service revenues, due to the low materials, packaging and other costs of software products compared with the relatively high personnel costs associated with providing services.

Cost of Software License Revenues. Cost of software license revenues were $459,000, $395,000 and $728,000 in fiscal 2002, 2001 and 2000, respectively. The 16.2% increase in fiscal 2002 from fiscal 2001 is primarily due to an increase in royalty costs for licensing agreements entered into since March 2001, partially offset by the decrease in royalty payments under our March 1999 agreement with Cadence, which expired in March 2001. The 45.7% decrease in fiscal 2001 from fiscal 2000 results from a reduction in the number of sales requiring royalty payments under our agreement with Cadence.

Cost of Service Revenues. Cost of service revenues were $5.9 million, $4.7 million and $2.9 million in fiscal 2002, 2001 and 2000, respectively, representing increases of

23.4% in fiscal 2002 from fiscal 2001 and 65.2% in fiscal 2001 from fiscal 2000. Gross margin on service revenues increased slightly to 67.0% in fiscal 2002 from 66.1% in fiscal 2001 due to a higher level of profitability in consulting and training services and an increased volume of maintenance services, which provide higher gross margins than consulting and training services, as the maintenance services are less labor intensive. Gross margin on service revenue decreased to 66.1% in fiscal 2001 from 66.8% in fiscal 2000 primarily due to a slightly higher proportion of service revenues derived from consulting services, which provide lower gross margins than maintenance services. We expect cost of service revenues as a percentage of service revenues to vary based primarily on the profitability of individual consulting engagements.

OPERATING EXPENSES

Research and Development. Research and development expenses were $12.3 million, $8.3 million and $5.7 million in fiscal 2002, 2001 and 2000, respectively, representing increases of 49.3% in fiscal 2002 from fiscal 2001 and 45.1% in fiscal 2001 from fiscal 2000. These increases are primarily due to increased headcount as a result of the NetMaker acquisition in March 2001 and the WDM NetDesign acquisition in January 2002, and increased staffing levels for developing new products as well as sustaining and upgrading existing products. The increase in fiscal 2002 was partially offset by a decrease in discretionary bonuses for fiscal 2002 compared to fiscal 2001.

We believe that a significant level of research and development investment will be required to maintain our competitive position and broaden our product lines, as well as enhance the features and functionality of our current products. We expect the absolute dollar amount of these expenditures will continue to grow but generally decrease as a percentage of total revenues in future periods. Our ability to decrease these expenses as a percentage of revenue will depend upon our revenue growth, among other factors.

Sales and Marketing. Sales and marketing expenses were $16.9 million, $13.7 million and $7.5 million in fiscal 2002, 2001 and 2000, respectively. The 22.7% increase in fiscal 2002 from fiscal 2001 is primarily due to an increase in the size of our direct sales force, including the addition of sales offices in the United Kingdom and Australia in fiscal 2002, increased commissions associated with the growth in revenues and higher conference costs. The 83.0% increase in fiscal 2001 from fiscal 2000 is primarily due to a substantial increase in the size of our direct sales force, increased commissions associated with the growth in revenues and higher marketing costs.

As a percentage of total revenues, sales and marketing expenses decreased to 37.7% in fiscal 2002 from 41.7% in fiscal 2001. This decrease resulted from a proportionally smaller increase in costs associated with developing market awareness for our new products relative to the higher level of revenues in fiscal 2002. As a percentage of total revenues, sales and marketing expenses increased in fiscal 2001 from 39.1% in fiscal 2000. The increase as a percentage of total revenues was due to our additional investment of resources associated with developing market awareness for our *OPNET IT Guru* and *OPNET Netbiz* products in fiscal 2001.

We anticipate that we will continue to commit substantial resources to sales and marketing in the future and that sales and marketing expenses may increase in absolute dollars and as a percentage of total revenue in future periods.

General and Administrative. General and administrative expenses were $4.7 million, $3.4 million and $2.1 million in fiscal 2002, 2001 and 2000, respectively. The 38.5% increase in fiscal 2002 from fiscal 2001 is primarily due to higher legal, accounting and other professional fees, bad debt expense and personnel costs. The increase in fiscal 2002 was partially offset by a decrease in discretionary bonuses for fiscal 2002 compared to fiscal 2001. The 60.6% increase in fiscal 2001 from fiscal 2000 is primarily due to additional personnel costs and other expenses associated with our expansion of supporting infrastructure.

We expect the dollar amount of general and administrative expenses to increase as we continue to expand our operations but generally decrease as a percentage of total revenues in future periods. Our ability to decrease these expenses as a percentage of revenues will depend upon our revenue growth, among other factors.

Amortization of Acquired Technology. In connection with our acquisitions of NetMaker in March 2001 and WDM NetDesign in January 2002, we recorded acquired technology of $2.5 million. Beginning in fiscal 2002, these acquired technologies are being amortized on a straight-line basis over five years. Amortization of acquired technology was $434,000 in fiscal 2002.

Purchased In-Process Research and Development. In connection with the NetMaker acquisition, we obtained an independent valuation to determine the fair value of the net assets acquired and to allocate the purchase price. As a result of the purchase price allocation, we recorded an expense of $770,000 in the fourth quarter of fiscal 2001 representing the write-off of the fair value of acquired in-process research and development that had not reached technological feasibility nor had any alternative future use.

INTEREST AND OTHER INCOME, NET

Interest and other income, net were $1.7 million, $2.8 million and $414,000 in fiscal 2002, 2001 and 2000, respectively. The decrease of $1.1 million in fiscal 2002 from fiscal 2001 is primarily due to a reduction in interest income earned on our cash and cash equivalents due to the decline in interest rates throughout fiscal 2002. The increase of $2.4 million in fiscal 2001 from fiscal 2000 is primarily attributable to the interest earned on the proceeds from our initial public offering.

PROVISION FOR INCOME TAXES

Our effective tax rates were 23%, 35% and 23% for fiscal 2002, 2001 and 2000, respectively. The effective tax rate differs from the statutory tax rate and varies from period to period due principally to growth in operating income and the amount of tax credits available to us in each period from incremental research expenditures. In fiscal 2002, we conducted a review of our costs to determine their qualification for the increased research tax credit. As a result of this review, we generated an additional $372,000 in non-recurring tax credits resulting from incremental research expenditures.

We expect our effective tax rate in the near-term to range from 30% to 33%; however, future provisions for taxes will depend, among other things, on the mix and amount of worldwide income, the tax rates in effect for various tax jurisdictions and the amount of increased research tax credits.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have funded our operations primarily through cash provided by operating activities and through the sale of equity securities. In August 2000, we completed our initial public offering in which we raised approximately $54.1 million, net of underwriting discounts and offering expenses payable by us. As of March 31, 2002, we had cash and cash equivalents totaling $62.2 million.

Cash provided by operating activities was $4.4 million, $10.5 million, and $4.1 million for fiscal 2002, 2001 and 2000, respectively. Cash provided by operating activities is primarily derived from net income, as adjusted for depreciation and amortization and increases in deferred revenue, changes in accrued liabilities and increases in accounts receivable balances. The decrease in cash provided by operations in fiscal 2002 from fiscal 2001 was attributable to our decreased accrued liabilities, resulting from a decrease in accrued bonus compensation, increased billed accounts receivable due to our revenue growth, and increased refundable income taxes, due to non-recurring tax credits for incremental research expenditures.

Cash used in investing activities was $5.7 million, $11.1 million, and $1.9 million for fiscal 2002, 2001, and 2000, respectively. The funds were used to purchase property and equipment for our corporate headquarters in Bethesda, Maryland and expenditures for purchased software. Cash used in investing activities also includes the cash portion of the purchase price of the NetMaker acquisition in March 2001 and the purchase of WDM NetDesign, net of cash acquired, in January 2002. In fiscal 2000 and fiscal 1999, these funds were also used to purchase marketing support rights from Cadence.

Cash provided by financing activities was $913,000, $54.4 million, and $88,000 for fiscal 2002, 2001, and 2000, respectively. Cash provided by financing activities reflects the proceeds received from the exercise of stock options, the sale of common stock under our 2000 Employee Stock Purchase Plan, the issuance of a note payable in fiscal 2002, and the proceeds received in fiscal 2001 from our initial public offering, net of underwriting discounts and offering expenses.

We have a $5.0 million revolving line of credit with a commercial bank, which expires in June 2002. Borrowings under this line of credit bear interest at an annual rate equal to LIBOR plus 2% to 2.5%. We have currently used $3.4 million of this facility for a letter of credit that secures the lease for our headquarters in Bethesda, Maryland. There was no balance outstanding on this line of credit as of March 31, 2002. We plan to renew the line of credit upon its expiration in June 2002.

As of March 31, 2002, we did not have any significant contractual commitments other than operating leases for office facilities. See Note 11 to our consolidated financial statements for information related to our operating leases.

We expect working capital needs to increase in the foreseeable future in order for us to execute our business plan. We anticipate that operating activities, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products.

We believe that our current cash and cash equivalents and cash generated from operations, along with available borrowings under our line of credit, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to utilize accounting policies and make estimates and assumptions that affect our reported amounts. Future results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be both important to the portrayal of our financial position and results of operations and require the exercise of significant, subjective, or complex judgment and/or estimates.

Revenue Recognition. We recognize revenue in accordance with Statement of Position ("SOP") No. 97–2, "Software Revenue Recognition", as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions", SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

For our software arrangements, a determination needs to be made for each arrangement regarding whether the percentage-of-completion contract accounting method should be used to recognize revenue or whether revenue can be recognized when the software is delivered and all of the conditions of SOP 97-2 are met. Contract accounting is required if our services are essential to the arrangement. In many cases, our services are essential to the arrangement because they involve customization and enhancements, and our fees are paid in stages based upon the completion of defined service deliverables. As a result, we typically recognize revenue from these arrangements using contract accounting, which generally results in recording revenue over a longer period of time. In other cases, our services are not essential to the arrangement and the realization of our license fee is not dependent on the completion of such services. In these situations, we recognize software license revenue when (1) persuasive evidence of an arrangement exists, (2) the product has been delivered, (3) the fee is fixed or determinable, and (4) collectibility is probable, which generally results in recording revenue earlier than when contract accounting is used. The determination of whether our services are essential involves significant judgment and could have a material impact on our results of operations from period to period to the extent that significant new arrangements are not accounted for using contract accounting.

Under the percentage-of-completion contract accounting method, we recognize revenue from the entire arrangement based on the percentage of hours incurred related to our services compared to the total hours of such services. Using the percentage-of-completion method requires us to make estimates about the future cost of services and estimated hours to complete, which are subject to change for a variety of internal and external factors. A change in these estimates could result in a material adjustment to the amount of revenue recorded in any period under the arrangement.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments and for the limited circumstances when the customer disputes the amounts due us. Our methodology for determining this allowance requires significant estimates. In estimating the allowance, management considers the age of the receivable, the creditworthiness of the customer, the economic conditions of the customer's industry and general economic conditions. While we believe that the estimates we use are reasonable, should any of these factors change, the estimates made by management will also change, which could impact the amount of our future allowance for doubtful accounts as well as future operating income. Specifically, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments to us, additional allowances may be required.

Valuation of Intangible Assets and Goodwill. We account for our goodwill and intangible assets in accordance with Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". Our intangible assets consist of acquired technology. They are recorded at cost and amortized on a straight-line basis over their expected useful lives of five years. We use the projected discounted cash flow method in valuing our acquired technology, using certain assumptions including revenue growth, cost levels, present value discount rate and working capital requirements. While we believe the assumptions used are reasonable, actual results will more likely than not differ from those assumptions. Future cash flows are subject to change for a variety of internal and external factors. We will periodically review the value of acquired technology for reasonableness. Changes in our assumptions at the time of future periodic reviews could result in impairment losses.

Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill is not amortized. We perform an annual review during our fourth quarter to identify any facts or circumstances that indicate the carrying value of goodwill is impaired. The review is based on various analyses including cash flow and profitability projections and the market capitalization of our common stock. Impairment, if any, is based on the excess of the carrying amount of goodwill over its fair value. No impairment has been indicated to date.

Accounting for Software Development Costs. Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product's technological feasibility has been established and ending when the product is available for general release to our customers. Technological feasibility is reached when the product reaches the working model stage. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time and all research and development costs have been expensed. Consequently, no research and development costs were capitalized in fiscal 2002.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report and presented elsewhere by management from time to time.

Our operating results may fluctuate significantly as a result of factors outside of our control, which could cause the market price of our stock to decline; the market for intelligent network management software is new and evolving, and if this market does not develop as anticipated, our revenues could decline; our customers are primarily in four target markets and our operating results may be adversely affected by changes in one or more of these markets; a decline in information technology spending may result in a decrease in our revenues or lower our growth rate; if our newest products, particularly those targeted primarily for enterprises, do not gain widespread market acceptance, our revenues might not increase and could even decline; we may not be able to grow our business if service providers do not buy our products; our lengthy and variable sales cycle makes it difficult to predict operating results; if we do not successfully expand our sales force, we may be unable to increase our sales; our ability to increase our sales will be impaired if we do not expand and manage our indirect distribution channels; we may not be able to successfully manage our expanding operations, which could impair our ability to operate profitably; if we are unable to introduce new and enhanced products on a timely basis that respond effectively to changing technology, our revenues may decline; our future revenue is substantially dependent upon our installed customer base continuing to license additional products, renewing maintenance agreements and purchasing additional services; increases in service revenues as a percentage of total revenues could decrease overall margins and adversely affect our operating results; if we fail to retain our key personnel and attract and retain additional qualified personnel, we might not be able to sustain our revenue growth; our international operations subject our business to additional risks, which could cause our sales or profitability to decline; we expect to face intense competition, which could cause us to lose sales, resulting in lower profitability; if our products contain errors and we are unable to correct those errors our reputation could be harmed and could cause our customers to demand refunds from us or assert claims for damages against us; our software products rely on our intellectual property, and any failure to protect our intellectual property could enable our competitors to market products with similar features that may reduce our revenues and could allow the use of our products by users who have not paid the required license fee; our products employ technology that may infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages; possible adverse impact of interpretations of existing accounting pronouncements; as with other software vendors, we may be required to delay revenue recognition into future periods which could adversely impact our operating results; if we undertake acquisitions, they may be expensive and disruptive to our business and could cause the market price of our common stock to decline; and our products are subject to changing computing environments, including operating system software and hardware platforms, which could render our products obsolete.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	
ASSETS	**2002**	**2001**
Current assets:		
Cash and cash equivalents	**$ 62,240**	$ 62,623
Accounts receivable, net	**7,403**	4,515
Unbilled accounts receivable	**1,331**	1,406
Refundable income taxes	**1,253**	239
Deferred income taxes	**—**	546
Prepaid expenses and other current assets	**910**	2,486
Total current assets	**73,137**	71,815
Property and equipment, net	**7,670**	7,355
Intangible assets, net	**2,067**	2,000
Goodwill	**12,212**	10,704
Other assets	**70**	306
Total assets	**$ 95,156**	$ 92,180
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 544**	$ 514
Accrued liabilities	**2,362**	7,146
Deferred income taxes	**156**	—
Deferred revenue	**8,019**	7,681
Total current liabilities	**11,081**	15,341
Note payable	**150**	—
Deferred rent	**381**	59
Deferred revenue	**506**	311
Deferred income taxes	**43**	15
Total liabilities	**12,161**	15,726
Commitments and contingencies (note 11)	**—**	—
Stockholders' equity:		
Preferred stock—5,000 shares authorized; no shares issued and outstanding at March 31, 2002 and 2001	**—**	—
Common stock—100,000 shares authorized; 25,220 and 24,901 shares issued at March 31, 2002 and 2001, respectively; 19,086 and 18,767 shares outstanding at March 31, 2002 and 2001, respectively	**25**	25
Additional paid-in capital	**72,655**	70,708
Deferred compensation	**(74)**	(180)
Retained earnings	**14,499**	9,999
Accumulated other comprehensive (loss) income	**(10)**	2
Treasury stock - 6,134 shares at March 31, 2002 and 2001	**(4,100)**	(4,100)
Total stockholders' equity	**82,995**	76,454
Total liabilities and stockholders' equity	**$ 95,156**	$ 92,180

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended March 31,		
REVENUES:	**2002**	**2001**	**2000**
Software licenses	**$ 27,003**	$ 18,939	$ 10,577
Services	**17,753**	14,005	8,658
Total revenues	**44,756**	32,944	19,235
COST OF REVENUES:			
Software licenses	**459**	395	728
Services	**5,863**	4,750	2,875
Total cost of revenues	**6,322**	5,145	3,603
Gross profit	**38,434**	**27,799**	**15,632**
OPERATING EXPENSES:			
Research and development	**12,339**	8,263	5,696
Sales and marketing	**16,866**	13,745	7,510
General and administrative	**4,655**	3,362	2,093
Amortization of acquired technology	**434**	—	—
Purchased in-process research and development	**—**	770	—
Total operating expenses	**34,294**	**26,140**	**15,299**
Income from operations	**4,140**	**1,659**	**333**
OTHER INCOME (EXPENSE):			
Interest income	**1,797**	2,845	407
Interest expense and other income (expense), net	**(57)**	(57)	7
	1,740	2,788	414
Income before provision for income taxes	**5,880**	4,447	747
Provision for income taxes	**1,380**	1,567	172
Net income	**$ 4,500**	$ 2,880	$ 575
Basic net income applicable per common share	**$ .24**	$ .18	$ .04
Diluted net income per common share	**$ .22**	$ .16	$ .04

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	2002	Year Ended March 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ **4,500**	$ 2,880	$ 575
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**2,020**	1,396	1,229
Provision for losses on accounts receivable	**361**	25	53
Deferred income taxes	**528**	(331)	(64)
In-process research and development	**—**	770	—
Expense related to employee stock options	**83**	190	36
Changes in assets and liabilities, net of effects from acquisitions:			
Billed and unbilled accounts receivable	**(3,406)**	(2,434)	(92)
Loans to employees	**231**	—	(231)
Prepaid expenses and other current assets	**1,576**	(743)	(209)
Refundable income taxes	**(824)**	144	(59)
Deposits	**5**	(13)	(20)
Accounts payable	**30**	344	7
Accrued liabilities	**(2,198)**	3,883	1,496
Accrued income taxes	**(189)**	93	—
Tax benefit from exercise of employee stock options	**857**	238	—
Deferred revenue	**533**	4,072	1,416
Deferred rent	**322**	29	(10)
Net cash provided by operating activities	**4,429**	10,543	4,127
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	**(3,278)**	(6,222)	(1,364)
Acquisition of NetMaker division of Make Systems, Inc.	**(1,156)**	(4,905)	—
Acquisition of WDM NetDesign, net of cash acquired	**(1,279)**	—	—
Purchase of intangibles	**—**	—	(500)
Net cash used in investing activities	**(5,713)**	(11,127)	(1,864)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of common stock options	**384**	317	134
Issuance of common stock under employee stock purchase plan	**379**	67	—
Proceeds from sale of common stock	**—**	59,800	—
Costs incurred for initial public offering	**—**	(5,732)	(46)
Proceeds from issuance of note payable	**150**	—	—
Purchase of treasury stock	**—**	(12)	—
Net cash provided by financing activities	**913**	54,440	88
Effect of exchange rate changes on cash and cash equivalents	**(12)**	2	—
Net (decrease) increase in cash and cash equivalents	**(383)**	53,858	2,351
Cash and cash equivalents, beginning of year	**62,623**	8,765	6,414
Cash and cash equivalents, end of year	**$ 62,240**	$ 62,623	$ 8,765

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock			Additional Paid-In Capital	Treasury Stock		Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares Issued	Shares Outstanding	Amount		Shares	Amount				
Balance, April 1, 1999	**16,809**	**10,681**	**$17**	**$ 166**	**6,128**	**$ (4,010)**	**$ —**	**$ 6,564**	**$ —**	**$ 2,737**
Net income								575		575
Share options exercised	270	270		134						134
Deferred compensation				323			(323)			—
Amortization of deferred compensation							36			36
Other								(14)		(14)
Balance, March 31, 2000	**17,079**	**10,951**	**17**	**623**	**6,128**	**(4,010)**	**(287)**	**7,125**	**—**	**3,468**
Net income								**2,880**		**2,880**
Foreign currency translation									2	2
Total comprehensive income										2,882
Proceeds from sale of common stock, net	4,600	4,600	5	54,063						54,068
Conversion of Series A redeemable convertible stock	2,172	2,172	2	6,952						6,954
Issuance of common stock:										
Exercise of options	395	395		317						317
Employee stock purchase plan	5	5		67						67
Acquisition	650	650	1	8,287						8,288
Share options cancelled				(10)			10			
Tax benefit from exercise of stock options				238						238
Purchase of treasury stock		(6)		171	6	(90)				81
Amortization of deferred compensation							97			97
Other								(6)		(6)
Balance, March 31, 2001	**24,901**	**18,767**	**25**	**70,708**	**6,134**	**(4,100)**	**(180)**	**9,999**	**2**	**76,454**
Net income								4,500		4,500
Foreign currency translation									(12)	(12)
Total comprehensive income										4,488
Issuance of common stock:										
Exercise of options	261	261		384						384
Employee stock purchase plan	33	33		379						379
Acquisition	25	25		350						350
Share options cancelled				(23)			23			
Tax benefit from exercise of stock options				857						857
Amortization of deferred compensation							83			83
Balance, March 31, 2002	**25,220**	**19,086**	**$25**	**$72,655**	**6,134**	**$ (4,100)**	**$ (74)**	**$14,499**	**$ (10)**	**$82,995**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollar and share amounts in thousands, except per share data)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization. OPNET Technologies, Inc. ("OPNET", "we" or "us") provides intelligent network management software that enables users in network operations, planning, engineering and application development to optimize the performance and availability of their networks and networked applications. We sell our products to corporate enterprises, service providers, government agencies and network equipment manufacturers. We market our product suite in North America primarily through a direct sales force and, to a lesser extent, several resellers and original equipment manufacturers. Internationally, we market our products through our wholly-owned subsidiaries: OPNET Technologies SAS, in Paris, France; OPNET Technologies Limited, in Oxen, United Kingdom; OPNET Technologies, bvba, in Ghent, Belgium; and OPNET Technologies, Pty. Ltd., in Sydney, Australia and through third-party distributors and value-added resellers.

Principles of Consolidation. The consolidated financial statements include the results of OPNET Technologies, Inc. and its wholly-owned subsidiaries: OPNET Technologies SAS; OPNET Development Corp.; OPNET Technologies Limited; OPNET

Technologies, bvba; OPNET Technologies, Pty. Ltd.; and OPNET Analysis, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of three months or less. These investments are primarily composed of overnight repurchase agreements, money market funds, obligations issued by various federal governmental agencies and commercial paper. Cash equivalents are stated at amortized cost, which approximates fair value due to the highly liquid nature and short maturities of the underlying securities.

SUPPLEMENTAL CASH FLOW INFORMATION.

	Year ended March 31,		
	2002	2001	2000
Taxes and interest paid:			
Cash paid for income taxes during the year	**$ 987**	$ 1,425	$ 566
Cash paid for interest	**45**	36	—
Non-cash financing and investing activities:			
Issuance of common shares for acquisition	**$ 350**	$ 8,288	$ —
Conversion of preferred stock	**—**	6,954	—
Accrued tenant allowance	**—**	1,058	—
Accrued offering costs	**—**	—	354

Concentration of Credit Risk. Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and accounts receivable. We generally do not require collateral on accounts receivable as the majority of our customers are large, well-established companies, or government entities.

We maintain our cash balances at several financial institutions. The Federal Deposit Insurance Corporation insures the bank accounts up to $100. Although balances exceed that amount, we have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk to cash.

Fair Value of Financial Instruments. The fair value of our cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and note payable approximates their respective carrying amounts.

Software Development Costs. Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. We consider technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility has been established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Through March 31, 2002, software development has been substantially completed concurrently with the establishment of technological feasibility and, accordingly, no costs have been capitalized to date.

Property and Equipment. Property and equipment are stated at cost. Depreciation on property and equipment is computed using the straight-line method over the estimated useful lives of the assets, of five to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the term of the related lease. Repairs and maintenance are expensed as incurred.

Intangible Assets. Intangible assets consist of acquired technology. Intangible assets are originally recorded at cost and amortized on a straight-line basis over their expected useful lives of five years.

Valuation of Long-Lived Assets. We review our long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset.

Revenue Recognition. We derive revenues from two sources, software license revenues and service revenues. We recognize revenue based on the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition", as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions", SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Software license revenues consist of perpetual and term license sales of software products and sales of periodic unspecified product upgrades. Software license revenues are recognized when these criteria are met: persuasive evidence of an arrangement exists, delivery and acceptance of the software has occurred, the software license fee is fixed or determinable, and collectibility is probable. In instances when any of the four criteria are not met, we will defer recognition of software license revenues until the criteria are met. When the sale of the software product requires us to make significant production, customization or modifications to the software that are essential to its functionality, software license revenues and consulting fees are recognized using contract accounting under SOP 81-1.

Periodic unspecified product upgrades consist of the right to unspecified software upgrades on a when-and-if available

basis and are entered into in connection with the initial software license purchase and may be renewed upon expiration of the term. Revenue from periodic unspecified upgrades is deferred and recognized as licenses revenue on a straight-line basis over the term of the agreement.

We do not allow software returns because customers are able to evaluate our software products before purchasing them. Typically, our software license fees are due within a twelve-month period from delivery to our customers. If the fee due from the customer is not fixed or determinable, including payment terms greater than twelve months from delivery, revenue is recognized as payments become due and all other conditions for revenue recognition have been satisfied.

Revenues under multiple-element arrangements, which typically include software licenses, periodic unspecified product upgrades, consulting services, training and technical support agreements sold together, are allocated to each element in the arrangement primarily using the residual method based upon the fair value of the undelivered elements, which is specific to us (vendor-specific objective evidence of fair value or "VSOE"). This means that we defer revenue from the arrangement fee equivalent to the fair value of the undelivered elements. Discounts, if any, are applied to the delivered elements, usually software licenses, under the residual method. If we have established VSOE for all elements in the arrangement any discount is applied proportionately to each element. For periodic unspecified product upgrades and technical support agreements, VSOE is based upon either the renewal rate specified in each contract or the price charged when sold separately. For consulting services and training, VSOE is based upon the rates charged for these services when sold separately. For software licenses, VSOE is based on the price charged or to be charged when sold separately. If the only undelivered elements in an arrangement are periodic unspecified upgrades or technical support agreement for which we are unable to establish VSOE, all revenue is recognized ratably over the contract period.

Service revenues consist of fees from technical support agreements, consulting services and training. Revenue from technical support agreements is deferred and recognized as services revenue on a straight-line basis over the term of the agreement. Technical support agreements are entered into in connection with the initial software license purchase and may be renewed upon expiration of the term. Service revenues from consulting services are recognized as the services are performed. When we enter into consulting service arrangements that include significant modifications to the software that are essential to the customer's use and the arrangement is bundled with software, revenue under the entire arrangement is recognized under the percentage-of-completion method. In these circumstances, revenue that is recognized is allocated to license revenues and service revenues based on our standard price lists. We estimate the percentage-of-completion based on our estimate of total hours to complete the project as a percentage of total hours incurred and the estimated hours to complete. Training is provided on a daily-fee basis with revenue recognized as the services are performed.

We sell software licenses, periodic unspecified upgrades and technical support agreements to distributors at predetermined prices. Sales to distributors are not contingent upon resale of the software to the end user. In most cases, we provide periodic unspecified upgrades and technical support agreements directly to distributors and the distributors provide support to the end customer. Revenues from sales to distributors are recorded at the amounts charged and in the same manner as all other software license, periodic unspecified upgrades and technical support sales. Amounts received in advance of revenue recognition are classified as deferred revenue.

Income Taxes. The income tax provision includes income taxes currently payable plus the net change during the year in deferred tax assets or liabilities. Deferred tax assets and liabilities reflect the differences between the carrying value under GAAP and the tax basis of assets and liabilities using enacted statutory tax rates in effect for the period in which the differences are expected to reverse.

Advertising Costs. Advertising costs are expensed as incurred and were $401, $587, and $533 for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

Foreign Currency Transactions. Revenues denominated in foreign currencies are translated at the average exchange rates during the period. Gains or losses on foreign exchange are reported in the Consolidated Statements of Operations.

Foreign Currency Translation. The results of operations for our international subsidiaries are translated from the designated functional currencies into U.S. dollars using average exchange rates during each period. Assets and liabilities are translated using exchange rates at the end of each period. Translation gains and losses are reported as a component of accumulated other comprehensive income in stockholders' equity.

Comprehensive Income. Comprehensive income represents net income and revenues, expenses, gains and losses that are under GAAP but excluded from net income. For fiscal year 2002 and 2001 comprehensive income includes net income and gains and losses from foreign currency translations.

Earnings per Share. Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares and participating preferred shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares for all periods presented.

Stock-Based Compensation. We account for stock-based compensation given to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, recognize compensation expense for fixed stock option grants only when the exercise price is less than the fair value of the shares on the date of the grant. We comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation".

Reclassifications. Certain reclassifications have been made to the prior-year financial statements to conform to the current-year presentation.

Recently Issued Accounting Pronouncements. In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and that certain intangible assets acquired in a business combination be separately identified and recognized as assets apart from goodwill. SFAS No. 142 requires goodwill and certain other intangible assets acquired in a business combination after June 30, 2001 not be amortized and instead will be subject to periodic evaluation for impairment. In addition, the SFAS No. 142 includes provisions for the reclassification of certain existing recognized intangibles as goodwill.

We elected early adoption of SFAS Nos. 141 and 142 as of April 1, 2001. In accordance with SFAS No. 142, we completed impairment tests as of April 1, 2001 and January 1, 2002, and determined that no impairment existed. Goodwill will be tested for impairment annually during our fourth quarter and whenever events and circumstances occur indicating that goodwill may be impaired.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS No. 143 to have a material effect on our consolidated financial position, results of operations, or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of business. This Statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with that Statement. SFAS No. 144 will not have a material effect on our consolidated financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 requires the classification of gains and losses from extinguishments of debt as extraordinary items only if they meet certain criteria for such classification in APB No. 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishments of debt classified as an extraordinary item in prior periods that does not meet the criteria must be reclassified to other income or expense. These provisions are effective for fiscal years beginning after May 15, 2002. Additionally, SFAS No. 145 requires sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. These lease provisions are effective for transactions occurring after May 15, 2002. SFAS No. 145 will not have a material effect on our consolidated financial position, results of operations, or cash flows.

2. ACQUISITIONS

NetMaker. In March 2001, OPNET Development Corp., our wholly-owned subsidiary, acquired substantially all of the assets and operations of the NetMaker division of Make Systems, Inc. ("NetMaker"), pursuant to an Asset Purchase Agreement (the "Asset Purchase Agreement").

The aggregate purchase price for the acquisition was approximately $14,200 and, pursuant to the Asset Purchase Agreement, we agreed to pay $5,000 and issued 650 shares of our common stock, valued at $8,288 in exchange for NetMaker's assets. The value of the 650 shares of common stock was based on the average market price of our common stock over the two-day period before and after the announcement date of the acquisition. The cash component of the acquisition price was available from cash on hand. Of the cash payable pursuant to the Asset Purchase Agreement, $800 was held in escrow for a period of one year to secure certain indemnification obligations, and was released to Make Systems, Inc. on April 1, 2002.

The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in our consolidated results from the acquisition date. The assets acquired and liabilities assumed as part of the transaction were recorded at estimated fair values. Independent valuations were obtained to determine the fair value of the net assets acquired and to allocate the purchase price. The purchase price allocation resulted in a $770 charge to earnings for the fair value of acquired in-process research and development that had not reached technological feasibility, $2,000 for acquired technology, which is being amortized over five years and $725 in net tangible assets acquired. The $10,704 excess purchase price over the fair value of assets acquired was allocated to goodwill, which is deductible for tax purposes. We withheld $210 of the purchase price to provide for adjustments, if any, related to the completion of the closing balance sheet audit. During the year ended March 31, 2002, goodwill was adjusted by approximately $217 for modifications to initial purchase accounting estimates in relation to the NetMaker acquisition.

WDM NetDesign. In August 2001, we entered into an agreement (the "Share Purchase Agreement") with Comsof N.V., a Belgium company and the owner of WDM NetDesign B.V.B.A. ("WDM NetDesign"), through which the companies collaborated on the development of optical network planning products. Under the Share Purchase Agreement, OPNET acquired a 20% interest in WDM NetDesign for consideration of $399 and purchased an option for consideration of $1 to acquire all remaining shares of WDM NetDesign. In December 2001 we exercised our option to purchase the remaining shares of WDM NetDesign for $1,275. On January 4, 2002, we purchased these shares by paying Comsof N.V. $925 and issuing them 25 shares of our common stock valued at approximately $350. The value of the 25 shares of common stock issued was based on the average market price of our common stock over the two-day period before and after the purchase option was exercised. In connection with this acquisition, we incurred expenses of $98 and recorded a deferred tax credit of $201. The deferred tax credit results from acquired technology not being deductible for tax reporting purposes. As a result of this acquisition, we now own WDM NetDesign's core technology in optical networking design and a strong assembled workforce.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$ 145
Other current assets	91
Property and equipment	11
Technology	500
Goodwill	1,291
Current liabilities	(23)
Deferred revenue	(42)
Net assets acquired	**$1,973**

We accounted for our initial investment in WDM NetDesign using the equity method. The purchase of the remaining shares of WDM NetDesign was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in our consolidated results from the January 2002 acquisition date. The purchase price allocation resulted in $500 for acquired technology, which is being amortized over five years and $182 in net tangible assets acquired. The $1,291 excess purchase price over the fair value of assets acquired was allocated to goodwill, which is not deductible for tax purposes.

Pro Forma Financial Information. The following unaudited pro forma financial information for the years ended March 31, 2002, 2001 and 2000, assumes the acquisitions of the NetMaker division and WDM NetDesign occurred as of the beginning of the respective year, after giving effect to certain adjustments, including the amortization of intangible assets. Further, the pro forma results of operations do not include the write-off of in-process research and development and the related tax effects. The effects of the combined pro forma statements resulted in a net loss before income taxes and as a result, pro forma net loss excludes any provision or benefit for income taxes. The unaudited pro forma financial information includes the NetMaker division's results of operations as presented in NetMaker's Statements of Net Revenues and Direct Operating Expenses for the year ended December 31, 2000 and 1999, and WDM NetDesign's results of operations for the nine months ended March 31, 2002, as WDM NetDesign commenced operations in July 2001. The financials for the NetMaker division exclude certain expenses not directly attributable to the NetMaker division and therefore do not represent a full financial statement presentation of the NetMaker division and are not necessarily indicative of the operating results had the NetMaker division operated on a standalone basis. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future, or that would have occurred if the business combination had been in effect on the dates indicated.

	2002	2001	2000
Revenues	$ 44,851	$ 34,764	$ 23,413
Net income (loss)	4,441	(180)	(2,552)
Basic net income (loss) per share	$ .23	$ (.01)	$ (.17)
Diluted net income (loss) per share	$ .22	$ (.01)	$ (.17

3. INTANGIBLE ASSETS

Intangible assets consisted of the following at March 31, 2002 and 2001:

	2002	2001
Acquired technology	$ 2,501	$ 2,000
Accumulated depreciation	(434)	—
Intangible assets, net	$ 2,067	$ 2,000

Acquired technology relating to the NetMaker and WDM NetDesign acquisitions resulted in amortization expense of $434 for the year ended March 31, 2002. During the years ended March 31, 2001 and 2000, we recorded amortization expense of $458 and $542, respectively, relating to a marketing support rights agreement that expired in March 2001. The amortization of the marketing support rights agreements is included in Sales and Marketing expense on the Consolidated Statements of Operations. We expect amortization expense of $500 in each of the fiscal years ended March 31, 2003, 2004, 2005 and 2006, and $67 for the year ended March 31, 2007. Total amortization expense for fiscal years 2002 and 2001 was $434 and $458, respectively.

4. GOODWILL

The following table sets forth the activity in our goodwill for the years ended March 31, 2002 and 2001:

	2002	2001
Balance, beginning of period	$ 10,704	$ —
Adjustment to initial goodwill estimate	217	—
Goodwill acquired during the year	1,291	10,704
Balance, end of period	$ 12,212	$ 10,704

Goodwill is not amortized and is tested annually during our fourth quarter and whenever events and circumstances occur indicating that goodwill might be impaired. There has been no impairment as of March 31, 2002.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31, 2002 and 2001:

	2002	2001
Computer equipment	$ 4,869	$ 4,943
Leasehold improvements	4,071	3,368
Purchased software	1,013	1,208
Office furniture and equipment	1,641	1,573
Total	11,594	11,092
Less: accumulated depreciation	(3,924)	(3,737)
Property and equipment, net	$ 7,670	$ 7,355

Depreciation expense for fiscal years 2002, 2001, and 2000 was $1,586, $1,065, and $829, respectively.

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at March 31, 2002 and 2001:

	2002	2001
Accrued compensation and bonuses	$ 1,269	$ 3,920
Acquisition-related accruals	—	1,184
Accrued taxes	218	44
Accrued capital expenditures	113	1,410
Other	762	588
Total	$ 2,362	$ 7,146

7. INCOME TAXES

The components of the provision for income taxes for the years ended March 31, 2002, 2001 and 2000, were as follows:

CURRENT PROVISION:	2002	2001	2000
Federal	$ 600	$ 1,345	$ 158
State	188	553	78
Foreign	64		
Total current provision	852	1,898	236

DEFERRED PROVISION (BENEFIT):			
Federal	399	(249)	(69)
State	129	(82)	5
Total deferred provision (benefit)	528	(331)	(64)
Total provision for income taxes	$ 1,380	$ 1,567	$ 172

At March 31, 2002 and 2001, respectively, the components of our deferred tax assets and deferred tax liabilities were as follows:

DEFERRED TAX ASSETS:	2002	2001
Accrued vacation expense	$ 190	$ 134
Deferred revenue	132	322
In-process research and development	285	285
Deferred rent	151	22
Research and development tax credit carryforward	419	—
Nonqualified option exercises	—	18
Bad debt reserve	81	42
Other temporary differences	87	—
Total deferred tax assets	1,345	823

DEFERRED TAX LIABILITIES:		
Accelerated amortization	(106)	—
Accelerated depreciation	(337)	(264)
Tax amortization of goodwill	(422)	
Tax liability related to WDM NetDesign acquisition (see Note 2)	(201)	—
Change in tax accounting for unbilled accounts receivable	(478)	—
Other temporary differences	—	(28)
Total deferred tax liabilities	(1,544)	(292)
Net deferred tax (liability) asset	$ (199)	$ 531

The provision for income taxes for fiscal years 2002, 2001 and 2000 differs from the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes as a result of the following:

	2002	2001	2000
Statutory U.S. Federal rate	34 %	34 %	34 %
Increase (decrease) in taxes resulting from:			
State income taxes—net of Federal benefit	4	7	7
Tax credits	(16)	(8)	(22)
Foreign tax credit and other permanent differences, net	1	2	4
Effective tax rate	23 %	35 %	23 %

At March 31, 2002, we had a research and development tax credit carryforward of approximately $509 which will expire in the year 2022. Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $122 at March 31, 2002. Such earnings are expected to be reinvested indefinitely. Determination of the amount of unrecognized deferred tax liability with respect to such earnings is not practicable. The additional taxes on the earnings of foreign subsidiaries, if remitted, would be partially offset by U.S. tax credits for foreign taxes already paid. While there are no specific plans to distribute the undistributed earnings in the immediate future, where economically appropriate to do so, such earnings may be remitted.

8. INITIAL PUBLIC OFFERING

On August 1, 2000, the registration statement for our initial public offering of 4,000 shares of Common Stock became effective. The offering closed on August 7, 2000, yielding proceeds of approximately $46,814 after deducting underwriting discounts and commissions and offering expenses payable by us. The underwriters of the offering also exercised their over-allotment option to purchase an additional 600 shares, which closed on August 9, 2000, raising an additional $7,254 in net proceeds. Upon the closing of the offering, the Series A Redeemable Convertible Preferred Stock was converted into 2,172 shares of Common Stock as discussed in Note 9.

On June 27, 2000, in connection with our initial public offering of common stock, the Board of Directors approved a three-for-two split of common stock. All references to the number of common shares and per share amounts have been restated to reflect the effect of the split for all periods presented.

On July 28, 2000, we filed our Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to increase our authorized capital stock to 105,160 shares, consisting of 100,000 shares of Common Stock, par value $0.001 per share, 5,000 shares of undesignated preferred stock, par value of $0.001 per share and 160 shares of Series A redeemable convertible preferred stock, par value of $0.001.

On August 7, 2000, we filed our Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to adjust our authorized capital stock to 105,000 shares, consisting of 100,000 shares of Common Stock, par value $0.001 per share and 5,000 shares of undesignated preferred stock, par value of $0.001 per share.

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

On September 30, 1997, we entered into a Series A Redeemable Convertible Preferred Stock Purchase Agreement (the "Agreement") with two investors. We authorized 160 shares of the Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") and issued and sold 145 shares, $.001 par value, for $7,001. Upon closing of our initial public offering as disclosed in Note 8, the Series A Preferred Stock, net of unamortized issue costs of $47, was automatically converted into common stock.

The difference between the carrying amounts of the Series A Preferred Stock and the redemption amount represented the cost of issuance. This amount was accreted pro rata over the period beginning on the issuance date and ending on the prescribed redemption dates. Accretion amounted to $6 and $14 for the years ended March 31, 2001 and 2000, respectively.

10. RELATED PARTY TRANSACTIONS

We sell consulting services to a certain customer through OPNET Analysis, Inc., which was wholly-owned by one of our executive officers. Such sales totaled $94 and $98 during fiscal years 2001 and 2000, respectively. OPNET Analysis, Inc. became a wholly-owned subsidiary of ours in April 2001 and is included in our consolidated financial statements for fiscal year 2002. We had no accounts receivable balance due from OPNET Analysis, Inc. as of March 31, 2002 and 2001.

In January 2000 we amended an officer's option agreement that allowed him to purchase 150 shares of our common stock. He exercised the options in full on the date of the amendment and borrowed $231 from us to pay income taxes he incurred upon purchasing the shares under the option agreement. This borrowing was evidenced by a full recourse promissory note that bore an annual interest rate of

6%. This loan and related accrued interest was repaid in May 2001. This loan is included in Other Assets in the March 31, 2001 Consolidated Balance Sheet.

11. COMMITMENTS AND CONTINGENCIES

On June 2, 2000, we executed a new office lease agreement and relocated our corporate and principal operational offices to Bethesda, Maryland. We took possession of the premises, consisting of approximately 60,000 square feet of office space, in February 2001. The lease is for ten years with two five-year renewal options. The rent is subject to escalation based upon a consumer price indexed adjustment of up to 3% each year. The lease also requires us to maintain a security deposit of approximately $3,400 in the form of a bank letter of credit, as discussed in Note 12, which is subject to annual reductions based upon meeting certain minimum financial requirements.

In addition, we lease office space under noncancelable operating leases. The leases for office space contain escalation clauses that provide for increased rentals based primarily on increases in real estate taxes, operating expenses, or the average consumer price index. Total rent expense under all leases for fiscal years 2002, 2001, and 2000 was $3,068, $1,182, and $710, respectively. At March 31, 2002, future minimum lease payments required under noncancelable leases were as follows:

Year ending March 31,	
2003	$ 2,622
2004	2,494
2005	2,529
2006	2,565
2007	2,642
Thereafter	10,876
Total minimum lease payments	**$23,728**

12. CREDIT AGREEMENTS AND NOTE PAYABLE

In June 2001, we renewed our $5,000 line of credit facility with a commercial bank, which expires in June 2002. The line of credit allows us to use the funds for corporate borrowings and issuance of letters of credit up to a maximum of $5,000. We used the credit facility to issue a letter of credit for approximately $3,400 to satisfy the security deposit requirements for our new corporate office facilities lease, as discussed in Note 11.

The outstanding principal balance on the credit facility is payable in June 2002 with interest payable monthly, based on LIBOR plus the applicable margin ranging from 2% to 2.5% as stated in the agreement. The credit facility also has a renewal option for one additional year provided we meet certain conditions by the original maturity date.

The credit facility is collateralized by certain assets of ours. There are also certain financial ratios and conditions that we must maintain under the terms of the loan agreement, as well as certain covenants with which we must comply. As of March 31, 2002 we had no balance outstanding under this line of credit. We plan to renew the line of credit upon its expiration in June 2002.

In December 2001 we received proceeds from a $150 loan from the Department of Economic Development of Montgomery County, Maryland, under the Sunny Day Fund Initiative. The loan is subject to multiple maturity dates and has a 5% annual interest rate. The principal amount and any accrued interest will be deferred if we meet certain conditions regarding the hiring of full time employees. In December 2006 the principal amount and any accrued interest outstanding may convert to a grant if we achieve certain requirements related to employment.

13. EMPLOYEE BENEFIT PLAN

Effective August 1, 1993, we established a 401(k) retirement plan (the ''Plan'') covering all eligible employees, as defined. Eligible employees who are at least 21 years old may participate. Under the terms of the Plan, participants may defer a portion of their salaries as employee contributions. We make matching contributions, and may make discretionary and extra contributions. Employee contributions and extra contributions made by us are 100% vested immediately. In general, our matching and discretionary contributions vest ratably over a five-year period. Our expense under this Plan for fiscal years 2002, 2001 and 2000 was $549, $386, and $236, respectively.

14. EARNINGS PER SHARE

The following is a reconciliation of the amounts used in calculating basic and diluted net income per common share for fiscal years 2002, 2001 and 2000:

INCOME (Numerator):	**2002**	**2001**	**2000**
Net income applicable to common shares	**$ 4,500**	$ 2,874	$ 561
Plus:			
Accretion of transaction costs on redeemable convertible preferred stock		6	14
Net income (basic and diluted)	**$ 4,500**	**$ 2,880**	**$ 575**
SHARES (Denominator):			
Weighted average shares outstanding	**18,953**	15,673	10,740
Plus:			
Participating redeemable convertible preferred stock	**—**	767	2,172
Weighted average shares outstanding (basic)	**18,953**	**16,440**	**12,912**
Plus:			
Effect of other dilutive securities – Options	**1,061**	1,537	1,455
Weighted average shares outstanding (diluted)	**20,014**	**17,977**	**14,367**
NET INCOME PER COMMON SHARE:			
Basic net income applicable per common share	**$ .24**	$ .18	$ .04
Diluted net income per common share	**$ .22**	$ .16	$ .04

For the year ended March 31, 2002, we had 804 stock options that were excluded from the diluted average shares outstanding because their effect was antidilutive.

15. EQUITY BASED COMPENSATION PLANS

Stock Option Plans. Our Amended and Restated 2000 Stock Incentive Plan (the "2000 Plan") provides for the granting of incentive and nonqualified stock options to purchase up to 3,792 shares of OPNET common stock. Beginning with the 2002 calendar year and continuing through the term of the 2000 Plan, the number of shares available for issuance will automatically increase on the first trading day of each calendar year by an amount equal to 3% of the shares of common stock outstanding on the last trading day of the preceding calendar year, not to exceed an annual increase of 1,500 shares. Options are granted for terms of up to 10 years, and generally vest over periods ranging from one to six years from the date of grant.

Our 1993 Incentive Stock Option Plan (the "1993 Plan") provides for the granting of incentive stock options to purchase up to 3,000 shares of common stock of the Company. Options are granted for terms of up to 10 years, and generally vest over periods ranging from one to six years from the date of grant. The Board of Directors approved a resolution to make no further grants of options or stock awards under the 1993 Plan upon approval of the 2000 Plan.

A summary of option transactions is as follows:

	Shares	Weighted Average Exercise Price
Outstanding, March 31, 1999	**1,812**	**$ 1.04**
Granted	260	2.57
Exercised	(270)	0.50
Canceled	(37)	2.28
Outstanding, March 31, 2000	**1,765**	**1.32**
Granted	1,228	13.43
Exercised	(395)	0.80
Canceled	(138)	6.26
Outstanding, March 31, 2001	**2,460**	**7.18**
Granted	1,655	10.73
Exercised	(261)	1.47
Canceled	(441)	9.79
Outstanding, March 31, 2002	**3,413**	**9.00**
Exercisable, March 31, 2002	**635**	**6.64**

At March 31, 2002, options outstanding and exercisable were as follows:

Exercise Price Range	Options Outstanding			Options Exercisable	
	Shares	Weighted Average Life Remaining	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.36	254	2.1 years	$ 0.36	41	$ 0.36
1.47 - 2.00	628	3.9 years	1.79	315	1.75
4.00 - 5.31	215	9.2 years	5.06	13	4.00
7.29 - 10.69	1,086	9.3 years	10.31	18	10.16
12.00 – 14.63	1,046	8.5 years	13.03	202	12.47
19.50	184	8.5 years	19.50	46	19.50
	3,413			**635**	

The weighted average fair value at date of grant for options granted during fiscal years 2002, 2001 and 2000 was $7.86, $9.40, and $3.01 per share, respectively.

The weighted average assumptions used for options granted during fiscal years 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Risk-free interest rate	**4.59 %**	5.95 %	5.90 %
Expected dividend yield	**0.00 %**	0.00 %	0.00 %
Expected life.	**4 years**	4 years	4 years
Volatility factor	**105 %**	92 %	82 %

The pro forma effects of applying SFAS No. 123 for fiscal years 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Pro forma net income	**$ 1,465**	$ 1,687	$ 461
Pro forma net income per share-basic	**$ .08**	$ .10	$ .04
Pro forma net income per share-diluted	**$ .07**	$ .09	$ .03

During fiscal year 2001, a non-employee of the Company rescinded his exercise of 6 nonqualified stock options. We agreed to reacquire the shares previously issued under the option exercise and granted 6 new options at the same exercise price with a weighted average fair value of $80. Under Topic No. D-93, "Accounting for the Rescission of the Exercise of Employee Stock Options", for rescission transactions prior to January 1, 2001 we may account for the rescission transaction as a modification of the original options resulting in a new measurement date. As a result, we recorded additional compensation cost of $93. We recognized the additional compensation cost on the date of the rescission.

At various dates during the year ended March 31, 2000, we granted a total of 260 options to employees with exercise prices below the estimated fair market value at the dates of grant. The weighted average exercise price of these options was $2.57. We recorded compensation expense relating to those options of $83, $107 and $36 for the years ended March 31, 2002, 2001 and 2000.

Employee Stock Purchase Plan. During fiscal year 2001, the Board of Directors approved the adoption of the 2000 Employee Stock Purchase Plan (the "ESPP"), which provides all eligible employees, including members of the Board of Directors who are employees, to collectively purchase up to a total of 300 shares of our common stock. An employee may authorize a payroll deduction up to a maximum of 10% of his or her compensation during the plan period.

The purchase price for each share purchased is the lesser of 85% of the closing price of the common stock on the first or last day of the plan period. A total of 33 and 5 shares of our common stock were issued under the ESPP in fiscal year 2002 and 2001.

The Board of Directors approved the adoption of the 2000 Director Stock Option Plan, which provides for the automatic annual granting of options to purchase stock to our Directors, who are not employees of ours or any of our subsidiaries, for up to a total of 225 shares of our common stock.

16. Business Segment and Geographic Area Information

We operate in one industry segment, the development and sale of computer software programs and related services. For the year ended March 31, 2002 revenues from transactions with U.S. government agencies were approximately 23% of total revenues. No single customer accounted for 10% or more of our accounts receivable or revenues as of or for the fiscal years ended March 31, 2001 or 2000. In addition, there were no sales to any customers within a single country except for the United States where such sales accounted for 10% or more of total revenues. Our assets were primarily held in the United States for the fiscal years ended March 31, 2002, 2001 or 2000.

Revenues by geographic destination and as a percentage of total revenues for fiscal years 2002, 2001 and 2000 are as follows:

Geographic Area by Destination	2002	2001	2000
United States	$ 34,644	$ 25,566	$ 14,424
International	10,112	7,378	4,811
	$ 44,756	$ 32,944	$ 19,235

Geographic Area by Destination	2002	2001	2000
United States	77.4 %	77.6 %	75.0 %
International	22.6	22.4	25.0
	100.0 %	100.0 %	100.0 %

17. VALUATION AND QUALIFYING ACCOUNTS

The following table sets forth activity in our accounts receivable reserve account:

Year ended,	Balance at Beginning of Period	Charges to Expenses	Deductions	Balance at End of Period
March 31, 2002	**$ 113**	**$ 361**	**$ 271**	**$ 203**
March 31, 2001	100	25	12	113
March 31, 2000	185	53	138	100

Deductions represent write-offs of receivables previously reserved.

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

Year ended March 31, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (1)
Revenues	$ 11,130	$ 11,275	$ 10,973	$ 11,378
Gross profit	9,501	9,675	9,474	9,784
Income from operations	1,093	1,021	1,124	902
Net income	1,175	1,062	1,222	1,041
Basic net income applicable per common share	$ .06	$ .06	$ .06	$ .05
Diluted net income per common share	$ .06	$ .05	$ .06	$ .05

Year ended March 31, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (2)
Revenues	$ 6,434	$ 7,770	$ 8,735	$ 10,005
Gross profit	5,270	6,519	7,464	8,546
Income from operations	213	499	758	189
Net income	224	741	1,144	771
Basic net income applicable per common share	$ .02	$ .05	$ .06	$ .04
Diluted net income per common share	$ .02	$ .04	$ .06	$ .04

(1) Net income for the three months ended March 31, 2002 includes non-recurring tax credits for incremental research and development expenditures totaling $282, or $.01 per common share.

(2) Net income for the three months ended March 31, 2001 includes the write-off of in-process purchased research and development of $770 (see Note 2).

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
OPNET Technologies, Inc.
Bethesda, Maryland

We have audited the accompanying consolidated balance sheets of OPNET Technologies, Inc. and its subsidiaries (the "Company"), as of March 31, 2002 and 2001, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

DELOITTE & TOUCHE LLP
McLean, Virginia
April 19, 2002

Corporate Information

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, September 10, 2002 at OPNET Corporate Headquarters, 7255 Woodmont Avenue, Bethesda, Maryland 20814.

Form 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon request by contacting OPNET Investor Relations or by visiting our Web site.

Market Information

Our common stock began trading on the Nasdaq National Market on August 2, 2000, under the symbol "OPNT." The following table sets forth, on a per share basis, for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

Quarterly Common Stock-Price for the Years Ended March 31,

Quarter ended	2002 High	2002 Low	2001 High	2001 Low
June 30	$ 21.06	$ 14.44	$ —	$ —
September 30	18.74	4.75	55.75	16.25
December 31	15.00	5.55	45.13	8.75
March 31	19.50	8.13	23.00	7.88

As of May 22, 2002, we had approximately 75 holders of record of common stock. Because many of these shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders of record.

We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

Directors

Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President
and Chief Technology Officer

Bruce Evans
Managing Partner
Summit Partners

Steven G. Finn
Principal Research Scientist and Lecturer
Massachusetts Institute of Technology

William F. Stasior
Senior Chairman
Booz Allen Hamilton Inc.

Executive Officers

Marc A. Cohen
Chairman of the Board
and Chief Executive Officer

Alain J. Cohen
President
and Chief Technology Officer

Pradeep K. Singh
Senior Vice President of Engineering

Joseph W. Kuhn
Vice President
and Chief Financial Officer

Investor Relations

Joseph W. Kuhn
ir@opnet.com

Independent Auditor

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

Transfer Agent

**American Stock Transfer
& Trust Company**
40 Wall Street
46th Floor
New York, NY 10005

Legal Counsel

Hale and Dorr LLP
1 Freedom Square
11951 Freedom Drive
Suite 1400
Reston, VA 20190

Katten Muchin Zavis Rosenman
525 W. Monroe Street
Suite 1600
Chicago IL, 60661

Corporate Headquarters

OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814
(240) 497-3000
ir@opnet.com

www.opnet.com

NASDAQ: OPNT

2002 Annual Report



OPNET Technologies, Inc.

7255 Woodmont Avenue
Bethesda, Maryland 20814
phone: (240) 497-3000
fax: (240) 497-3001
email: info@opnet.com

Investor Relations
ir@opnet.com


Optimum Network Performance

www.opnet.com